

Eric Adelman · 3rd

Chief Executive Officer at Camak Manufacturing Inc

Atlanta, Georgia, United States · 500+ connections · **Contact info**

 Camak Manufacturing Inc

Yeshiva University

Experience



Chief Executive Officer
Camak Manufacturing Inc · Full-time
Aug 2020 – Present · 6 mos
Georgia, United States

Established in the late 1960s, Camak has been a fixture of the manufacturing scene in Thomson, GA for more than two generations. We manufacture a wide variety of specialty bedding products right here in the USA, and enjoy contributing to the revival of the American manufacturing community through the creation of high quality, hand-sewn goods.

Our product line includes most any cloth item you would find in a bedroom, such as sheets, bed linens, comforters, duvets, pillowcases, bed skirts, and much more.

...see more



Board Member/ Seed Investor
Smart Tire Recycling, Inc.
Sep 2020 – Present · 5 mos

I chose to invest in Smart Tire Recycling because of four factors: Team, Technology, Timing and Mission.

Learn more about STR's mission and value prop here: https://www.smarttirerecycling.cor ...see more



President and Co-Founder
Three Pillars Recruiting
Apr 2008 – Jul 2019 · 11 yrs 4 mos

Our relationships power the world's most innovative & disruptive companies, because great ideas are nothing without great talent.

Three Pillars Recruiting connects the hottest and fastest-growing companies in the Digit: ...see more



AC Lion (Executive Search)
2 yrs

Director
May 2007 – Apr 2008 · 1 yr

Executive Recruiter
May 2006 – May 2007 · 1 yr 1 mo

Education



Yeshiva University
BS, Marketing
2006

Skills & endorsements

SEM · 99+

Robert Bienias and 99+ connections have given endorsements for this skill

Advertising · 99+

 Endorsed by **Gregory McCastle and 13 others who are highly skilled at this**

 Endorsed by **6 of Eric's colleagues at Three Pillars Recruiting**

Mobile Marketing · 87

 Endorsed by **Justin Michael and 2 others who are highly skilled at this**

 Endorsed by **7 of Eric's colleagues at Three Pillars Recruiting**

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Recommendations

Received (14) Given (16)



Sasha Wolfe
Vice President at Taco Bell
June 6, 2011, Sasha worked with
Eric but at different companies

Eric took every opportunity to understand what we needed and hustle to deliver. Eric and his team are resourceful, scrappy and just get it done.



Jim Crutchfield
CJ2 Insurance
February 4, 2009, Jim worked with
Eric but at different companies

Eric is an outstanding recruiter and can be trusted to match up qualified talent with appropriate opportunities. He is extremely thorough in his pre-screening process which leads to a productive exchange between candidates and prospective employers. I would recommend him to anyone seeking new opportunities ... See more

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